Exhibit 12.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2008 and the six months ended June 30, 2009, are as follows:

	Six months ended	Year ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004
	($ in thousands)
Net income (loss)	$182,127	$90,447	$385,412	$394,585	$(623,399)	$138,613
Preferred share dividends	—	14,339	17,128	17,176	2,644	—
Fixed charges	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred share dividends	—	6.1: 1	22.5: 1	23.0: 1	(1)	—

(1)	Earnings for the year ended December 31, 2005 were insufficient to cover combined fixed charges and preferred share dividends by $626.0 million.